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                        UNITED STATES                    OMB Number: 3235-0145
              SECURITIES AND EXCHANGE COMMISSION      Expires: August 31, 1999
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                                SCHEDULE 13G

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                         (AMENDMENT NO. ________)*

                           NATIONAL-OILWELL, INC.
    ------------------------------------------------------------------
                               (Name of Issuer)


                   COMMON STOCK, PAR VALUE $.01 PER SHARE
    ------------------------------------------------------------------
                       (Title of Class of Securities)




                                637071 10 1
       ------------------------------------------------------------
                               (CUSIP Number)


                               December 15, 1998
       ------------------------------------------------------------
           (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

      [ ]  Rule 13d-1(b)

      [x]  Rule 13d-1(c)

      [ ]  Rule 13d-1(d)



* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 637071 10 1          SCHEDULE 13G          Page 2 of 5 Pages


1   NAME OF REPORTING PERSON       WESTBURNE INC.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON        N/A



2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   CITZENSHIP OR PLACE OF ORGANIZATION

     CANADA

  NUMBER OF      5  SOLE VOTING POWER

   SHARES           3,000,000 Shares

 BENEFICIALLY    6  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       7  SOLE DISPOSITIVE POWER

PERSON WITH         3,000,000 Shares

                 8  SHARED DISPOSITIVE POWER

                    0

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,000,000 Shares

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)              [ ]
    EXCLUDES CERTAIN SHARES*

     None

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     5.36%

12  TYPE OF REPORTING PERSON*

     CO

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).     Name of Issuer
               --------------

               National-Oilwell, Inc. ("National")

Item 1(b).      Address of Issuer's Principal Executive Offices
               -----------------------------------------------
               5555 San Felipe
               Houston, Texas 77056

Item 2(a).     Name of Persons Filing
               ----------------------------

               Westburne Inc. ("Westburne")

Item 2(b).     Address of Principal Business Office or, if none, Residence
               -----------------------------------------------------------

               505 Locke Street
               Suite 2000
               St. Laurent, Quebec
               Canada H42 1X7

Item 2(c).     Citizenship
               -----------

               Westburne is a corporation incorporated under the laws of Canada.

Item 2(d).     Title of Class of Securities
               ----------------------------

               Common Stock, par value $.01 per share

Item 2(e).     CUSIP Number
               ------------

               637071 10 1

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13(d) - 2(b), check whether the Filing Persons are:
               -----------------------------------------------------

               N/A.  Statement is filed under Rule 13d-1(c).

Item 4.        Ownership
               ---------

               (a)  Amount beneficially owned: 3,000,000 shares.

               (b)  Percent of class: 5.36%.

               (c)  Number of shares as to which the person has:

                    (i)    Sole power to vote or to direct the vote:
                           3,000,000 shares.

                    (ii)   Shared power to vote or to direct the vote: N/A.

                    (iii) Sole power to dispose or direct the disposition of: 3,000,000 shares.

                    (iv) Shared power to dispose or to direct the disposition of: N/A.

Item 5.        Ownership of Five Percent or Less of a Class
               --------------------------------------------

               N/A.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person
               ---------------------------------------------------------------

               N/A.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent
               Holding Company
               -------------------------------------------------------------

               The securities to which this Schedule 13G related were originally acquired by Westburne Industrial Enterprises Ltd., a wholly owned subsidiary of Westburne, and thereafter transferred to Westburne.

Item 8.        Identification and Classification of Members of the Group
               ---------------------------------------------------------

               N/A.

Item 9.        Notice of Dissolution of Group
               ------------------------------

               N/A.

Item 10.       Certification
               -------------

               (a)  N/A.

               (b) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                 SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 14, 1999


                                    WESTBURNE INC.


                                    By: /s/ Rene Merat
                                       ----------------------------
                                       Name:   Rene Merat
                                       Title:  Vice President, General Counsel
                                                 and Secretary